Exhibit 13

Grown Rogue Reports Positive Adjusted EBITDA on $6.3M of Pro Forma Revenue for Fiscal Year 2020

Medford, Oregon, March 2, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with profitable operations and assets in Oregon and Michigan, has released its financial and operating results for the year ended October 31, 2020. The Company’s business strategy focuses on production efficiencies, driving higher margin product sales, and strategic acquisitions of distressed assets. Grown Rogue achieved positive Adjusted EBITDA1 for the year ending October 31, 2020, with Cash Margin for Grown Rogue products2 reaching 62%. Total Pro Forma revenue3 including results for our Michigan operation was $6.3M, with Pro Forma Adjusted EBITDA3 of $846K.

All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Financial and Business Highlights

●	Total reported revenue was $4.2M, of which $3.7M was Grown Rogue branded flower, more than doubling branded sales of $1.7M in 2019; Pro-forma revenue[3] was $6.3M; a 161% increase over 2019 revenue

●	Positive Adjusted EBITDA[1] of $166k, an improvement of $5.3M when compared to the negative EBITDA of $5.1M in 2019; Pro-forma EBITDA[3] was $846k

●	Cash Margin[2] increased from 36% to 62% for Oregon flower production

●	Obtained a binding option to acquire a controlling interest in the 80,000 square foot Golden Harvests production facility in Michigan

●	Continued to quicky monetize inventory despite restrictions placed on retailers due to COVID-19, achieving average inventory turns of 16 days in 2020 for Oregon indoor production which highlights the strong demand for Grown Rogue product

●	Successful sale of the California distribution assets located in Eureka, CA to focus on the thriving Oregon and Michigan markets

“Grown Rogue grew substantially in 2020 driven by expansions in Michigan and the acquisition of additional assets in Oregon in early 2021. The pandemic established cannabis as an essential business and we carefully navigated challenges, particularly at retail, to achieve record revenues and strong profits,” said Obie Strickler, CEO of Grown Rogue. “Our focus on building a world class team continues to drive improvements in all aspects of the business, especially cultivation and production,” continued Mr. Strickler. “Our proprietary SOPs and efficient execution by our team are what is allowing us to produce the highest quality cannabis as we continue to scale our profitable business.”

Major Milestones:

1)	Grown Rogue established a partnership with Golden Harvest in Michigan with an option to acquire a controlling interest of this high value growth assets in Michigan’s surging cannabis market

2)	Grown Rogue achieved full year positive adjusted EBITDA solidifying our profitable business model that we are now scaling

3)	Grown Rogue acquired an additional 30,000 square foot (subsequent to year end), turnkey cultivation facility in Oregon increasing our total square footage of indoor operations to 127,000 square feet

Management Commentary

Grown Rogue’s focus on efficiency and profitability paid off in 2020, evidenced by significant revenue and adjusted EBITDA improvements versus prior years. The shift to “flower only” has allowed the Company’s world-class cultivation team to scale operations by implementing best practices and SOPs at each facility, driving industry-leading cash margins. Flower remains the largest product category by percentage in essentially every market; and in Grown Rogue’s two key markets (Michigan and Oregon), flower accounts for approximately 50% of all sales. Grown Rogue’s production results boast a best-in-class cost of production below $0.80/gram. Simultaneously, Grown Rogue has completed strategic partnership and acquisitions, including highly valuable and distressed assets. Combining our proprietary production formula and our ability to find, acquire, and scale strategic assets, has accelerated revenue and profits.

Highlights by State

Oregon Operations

•	Record Oregon revenues with over $1.1B total state product sales in 2020, a 40% increase over 2019

•	Grown Rogue indoor flower sold at an average price of $1,151/lb., versus $775/lb. in 2019, which was an increase of almost 50%

●	Grown Rogue sungrown flower sold at an average price of $657/lb., nearly double the average $343/lb. in 2019

●	Strong customer demand resulted in indoor flower inventory turn times of 16 days

●	Continued construction at the Rossanley facility to complete full build out resulting in 8 individual grow rooms with completion expected by March 2021

Michigan Operations (of our partner Golden Harvest)

•	Record Michigan revenues with just under $1B total state product sales in the first full year of Adult-Use legalization

•	Golden Harvests (Grown Rogue partnership) operates an 80,000 sq. ft. indoor cultivation facility with ~25,000 sq. ft. producing and continued expansion underway

●	Facility upgrades and expansion increased production by 270% from 2019 under Grown Rogue management

●	Construction underway on additional 5,000 sq ft of flowering capacity with estimated production of 3,500 lbs in 2021

●	Added 2 additional cultivation licenses in 2020 bringing total plant count in the facility to 5,000

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

(Dollars in $000s, share amounts in 000s)
Years Ended October 31,	2020	2019
Reported Revenue	$4,240	3,925
Gross profit, excluding fair value items, as reported	$1,813	989
Proforma Revenue[3]	$6,326	3,925
Adjusted EBITDA[1] (loss)	$166	(5,128)
Net loss per share	$(0.03)	(0.13)
Weighted Common Shares Outstanding	$90,597	70,929

Grown Rogue revenue increased from $3.9M in 2019 to $4.2M in 2020, an increase of 8%.

Adjusted EBITDA1 was positive $166k, as compared to negative 2019 EBITDA of $5.1M, driven by continued improvements in margin and ongoing focus on disciplined financial management.

Cash Margin2 for Grown Rogue products was $2.3M, as compared to 2019 at $764K, driven by operational efficiencies and stabilized pricing, and improving despite a larger allocation of overhead to inventory.

General and administrative expenses continued to decrease – 2020 was $2.2m as compared to 2019 of $4.7m, representing 52% of revenue versus 119% respectively. These improvements were the result of streamlined operations along with a larger allocation of overhead to inventory.

The Company used ($293k) of cash in operations, representing a $3.1M improvement versus $3.3M used by operations over the comparable prior year period. The use of cash for the period corresponded with an improvement in net working capital.

	Years ended
	October 31,
Adjusted EBITDA Reconciliation	2020	2019
Net loss, as reported	$(2,356,488)	$(9,476,934)
Add back realized fair value amounts included in inventory sold	1,482,725	622,804
Less unrealized fair value gain (loss) on growth of biological assets	(1,515,492)	(486,354)
Less amortization of property & equipment included in cost of sales	518,999	191,094
	$(1,870,256)	$(9,149,390)
Add back accretion expense, as reported	609,357	153,195
Add back amortization of intangible assets, as reported	26,600	31,373
Add back amortization of property and equipment, as reported	153,991	63,295
Add back amortization of right-of-use assets, as reported	96,845	-
Add back share-based compensation expense, as reported	337,162	113,227
Add back interest expense, as reported	249,296	245,549
Add back transaction cost	-	3,453,790
Add back unrealized loss on marketable securities, as reported	263,483	-
Add back unrealized gain on derviative liability	(221,820)	-
Less gain on derecognition of derivative liability	(244,572)	(39,500)
Add back loss on debt restructure	765,707	-
Adjusted EBITDA	$165,793	$(5,128,461)

	Year ended
	October 31, 2020
Cash Margin analysis	Revenue	Costs	Margin
Grown Rogue products	$3,720,735	$1,425,890	62%
Third party products	125,460	115,552	8%
Service revenues	393,381	271,167	31%
Asset depreciation included in COGS	-	518,999	-
Cost of packing & other included in COGS	-	95,096	-
Total costs of finished cannabis inventory sold, as reported	$4,239,576	$2,426,674	43%
Realized fair value amounts inventory sold, as reported	-	1,482,725	-
Unrealized fair value (gain) on growth of biological assets, as reported	-	(1,515,492)	-
Totals, as reported	$4,239,576	$2,393,907	44%

NOTES:

1.

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

2.

The Company has provided Cash Margin Analysis to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

3.

The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com Investor Relations Desk Inquiries invest@grownrogue.com (458) 226-2100